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                                  EXHIBIT 12.1

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

         The ratio of earnings to fixed charges for the Company (including its subsidiaries and majority-owned partnerships) presents the relationship of the Company's earnings to its fixed charges. "Earnings" as used in the computation, is based on the Company's net income from continuing operations (which includes a charge to income for depreciation and amortization expense) before income taxes, plus fixed charges. "Fixed charges" is comprised of (i) interest charges, whether expensed or capitalized, and (ii) amortization of loan costs and discounts or premiums relating to indebtedness of the Company and its subsidiaries and majority-owned partnerships, excluding in all cases items which would be or are eliminated in consolidation.

         The Company's ratio of earnings to combined fixed charges presents the relationship of the Company's earnings (as defined above) to fixed charges (as defined above).

                                                           Year Ended December 31
                                      ---------------------------------------------------------------
                                       2000          1999          1998          1997          1996
                                      -------       -------       -------       -------       -------
                                                           (unaudited, in thousands)
Earnings:
 Net income (before minority
       interest)                      $46,304       $37,435       $32,054       $27,927       $ 21,953 (1)
 Add fixed charges other than
 capitalized interest                  29,651        27,289        23,987        14,423        11,277
                                      -------       -------       -------       -------       -------
                                      $75,955       $64,724       $56,041       $42,350       $33,230
                                      =======       =======       =======       =======       =======

Fixed Charges:
 Interest expense                     $29,651       $27,289       $23,987       $14,423       $11,277
 Preferred OP Unit distribution         7,826         3,663         2,505         2,505         1,670
 Capitalized interest                   3,148         2,230         1,045           756           380
                                      -------       -------       -------       -------       -------
 Total fixed charges                  $40,625       $33,182       $27,537       $17,684       $13,327
                                      =======       =======       =======       =======       =======

Ratio of earnings to
  fixed charges                          1.87          1.95          2.03          2.39          2.49
                                      =======       =======       =======       =======       =======

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(1)  Before Extraordinary Item in 1996